UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Xtant Medical Holdings, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-34951	20-5313323
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

664 Cruiser Lane Belgrade, MT	59714
(Address of principal executive offices)	(Zip code)

Sean E. Browne

President and Chief Executive Officer

(406) 388-0480

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this “Form SD”) of Xtant Medical Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2024 to December 31, 2024. Pursuant to Rule 13p-1 and Section 13(p) of the Exchange Act, which implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined by paragraph (d)(3) of Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

With respect to the products considered to be in scope for purposes of this Form SD, the Company hereby provides the following information. In February 2023, the Company acquired all of the issued and outstanding capital stock of Surgalign SPV, Inc. (“Surgalign SPV”), a then indirect wholly owned subsidiary of Surgalign Holdings, Inc. (“Surgalign Holdings”), which held certain intellectual property, contractual rights and other assets related to the design, manufacture, sale and distribution of the Coflex and CoFix products in the United States. In August 2023, the Company completed the acquisition of certain additional assets of Surgalign Holdings and its subsidiaries, including Surgalign Holdings’ broad portfolio of spinal hardware implants and biomaterials portfolio of advanced and traditional orthobiologics. While this Form SD covers the products acquired in February 2023, it does not cover the products acquired in August 2023 since such products can be excluded from this Form SD in accordance with the rules of the Securities and Exchange Commission (“SEC”).

Based upon a review of the applicable products, the Company determined that certain products contain conflict minerals that are necessary to the functionality or production of such products. The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined by paragraph (d)(1) of Item 1.01 of Form SD) (together, the “Covered Countries”), or originated from recycled or scrap sources. The RCOI included (i) reviewing a list of the Company’s products and suppliers; (ii) conducting a survey of identified suppliers using the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”) to gather conflict mineral sourcing information; and (iii) evaluating information received. The Company identified one supplier that fell within the scope of the RCOI based on the products supplied. The Company sent the CMRT to that supplier and received a response, which indicated that the supplier is not sourcing conflict minerals from the Covered Countries. Accordingly, the Company determined that the conflict minerals used in its products did not originate in the Covered Countries.

This Form SD is publicly available at www.investor.xtantmedical.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 30, 2025	XTANT MEDICAL HOLDINGS, INC.

	By:	/s/ Sean E. Browne
	Name:	Sean E. Browne
	Title:	President and Chief Executive Officer